

SECURIT　　　　　　　　　　　ON



08026767

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Northern Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 BELLEVUE PARKWAY
(No. and Street)

WILMINGTON　　　　　　　DE　　　　　　　19809
(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene Wilson　　　　　　　　　　　　　　　　　　412-762-6348
　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Allegheny **OATH OR AFFIRMATION**

I, ___Charlene Wilson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Northern Funds Distributors, LLC _____ , as

of ___and for the year ended_____December 31,_____, 20 _07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None _____

_____

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

_____
Signature

Financial and Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [☑] (a) Facing Page.
- [☑] (b) Statement of Financial Condition.
- [☑] (c) Statement of Income (Loss).
- [☑] (d) Statement of Changes in Financial Condition.
- [☑] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [☑] (g) Computation of Net Capital.
- [☑] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [☑] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [☑] (l) An Oath or Affirmation.
- [☑] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Funds Distributors, LLC
(SEC I.D. No. 8-51242)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2007

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2007

Contents

Independent Auditors' Report 1

Audited Financial Statements:

Statement of Financial Condition... 2
Statement of Income.. 3
Statement of Changes in Member's Equity............................ 4
Statement of Cash Flows.. 5
Notes to Financial Statements... 6

Supplementary Information:

Computation of Net Capital under SEC Rule 15c3-1............. 11
Computation for Determination of Reserve Requirement
  and Information Relating to the Possession or Control
  Requirements Under SEC Rule 15c3-3....................... 12

Supplementary Report:

Supplementary Report on Internal Control........................... 13



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To Northern Funds Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statement of operations, statement of shareholder's equity and statement of cash flows present fairly, in all material respects, the financial position of Northern Funds Distributors, LLC (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2008

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	507,475
Accounts receivable, net of allowance for doubtful accounts of $70		18,494
Prepaid expenses		2,848
Interest receivable		2,156
Deferred tax asset		25
Total assets	$	530,998

Liabilities and member's equity

Liabilities:		
Intercompany payables	$	18,060
Accrued expenses		500
Income taxes payable		1,214
Total liabilities		19,774
Member's equity:		
Member's capital		276,409
Retained earnings		234,815
Total member's equity		511,224
Total liabilities and member's equity	$	530,998

The accompanying notes are an integral part of these financial statements.

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2007

Revenues:		
Service fees	$	237,101
Investment income		24,956
Other income		35,000
Total revenues		297,057
Expenses:		
Allocated support services		187,060
Professional and other services		43,664
General office expenses		77
Total expenses		230,801
Income before income taxes		66,256
Provision for income taxes		23,189
Net income	$	43,067

The accompanying notes are an integral part of these financial statements.

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2007

	Member's Capital	Retained Earnings	Total Member's Equity
Balances at January 1, 2007	$ 276,409	$ 191,748	$ 468,157
Net income	-	43,067	43,067
Balances at December 31, 2007	$ 276,409	$ 234,815	$ 511,224

The accompanying notes are an integral part of these financial statements.

4

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:

Net income			$ 43,067
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax expense	$	(25)	
Changes in assets and liabilities:			
Increase in accounts receivable		(1,152)	
Decrease in prepaid expenses		3,452	
Increase in interest receivable		(164)	
Decrease in intercompany payables		377	
Decrease in accrued expenses		(125)	
Increase in income taxes payable		1,214	
Total adjustments			3,577
Net cash provided by operating activities			46,644
Net increase in cash			46,644
Cash and cash equivalents at beginning of year			460,831
Cash and cash equivalents at end of year			$ 507,475
Supplemental cash flows disclosure:			
Income tax payments			$ 25,000
Income tax refunds			$ 3,000

The accompanying notes are an integral part of these financial statements.

Northern Funds Distributors, LLC
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements

December 31, 2007

1. Organization

Northern Funds Distributors, LLC (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI") and an indirect wholly-owned subsidiary of PFPC Inc. (the "Parent"), PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member, Wisconsin, limited liability company.

The Company serves solely as distributor and principal underwriter to the Northern Funds (the "Funds") and, as a result, substantially all of the Company's revenues from these services are earned from the Funds.

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due from the Funds for the performance of distribution and support services.

Revenue Recognition - Revenue from service fees, as described in Note 1, is recognized in the period the service is rendered in the statement of income.

Investment Income - Investment income is interest income earned on cash and cash equivalents and is recognized when earned in the statement of income.

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred."

Northern Funds Distributors, LLC
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements (continued)

December 31, 2007

2. Significant Accounting Policies (continued)

Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Professional and other services" in the statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

Recently Issued Accounting Pronouncements - In May 2007, the Financial Accounting Standards Board ("FASB") issued FSP FIN 48-1, "Definition of Settlement in FASB Interpretation ("FIN") No. 48." This FSP amended FIN 48, "Accounting for Uncertainty in Income Taxes," to provide guidance as to the determination of whether a tax position is deemed effectively settled for purposes of recognizing previously unrecognized tax benefits under FIN 48. This guidance was adopted effective January 1, 2007 in connection with the Company's adoption of FIN 48 (See Note 4).

Northern Funds Distributors, LLC
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements (continued)

December 31, 2007

2. Significant Accounting Policies (continued)

SFAS 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value, it does not expand the use of fair value to new accounting transactions and does not apply to pronouncements that address share-based payment transactions. As required, we will adopt SFAS 157 prospectively beginning January 1, 2008. The adoption of this standard did not have a material effect on retained earnings at January 1, 2008 and is not expected to have a material effect on our results of operations or financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be applied on an instrument by instrument basis with a few exceptions. The election is irrevocable and must be applied to entire instruments and not to portions of instruments. SFAS 159 is effective beginning January 1, 2008. Elections made upon adoption of the standard to fair value financial instruments are not expected to have a material effect on retained earnings at January 1, 2008 and are not expected to have a material effect on our results of operations or financial position.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $479,707, which was $474,707 in excess of the required net capital of $5,000. The Company's resulting ratio of aggregate indebtedness to net capital was 0.04 to1.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

Northern Funds Distributors, LLC
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements (continued)

December 31, 2007

4. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax return of the Corp. and its subsidiaries. The Company is a single member limited liability company and, as such, is disregarded for federal income tax purposes and disregarded for state income tax purposes. For state income tax purposes, all of its income and expenses are included in the income and expenses of its single member. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2007	
Current income taxes:	
Federal	$23,214
State	0
Total current income taxes	23,214
Deferred income taxes:	
Federal	(25)
State	0
Total deferred income taxes	(25)
Total income tax provision	$23,189

The provision for federal income taxes is calculated by applying the federal statutory income tax rate of 35 percent to income before income taxes.

At December 31, 2007, the Company had a net deferred income tax asset of $25, which resulted from doubtful accounts. A valuation allowance against the Company's deferred tax asset is not considered necessary as of December 31, 2007.

We adopted FIN 48 effective January 1, 2007. Our adoption of FIN 48 did not result in a cumulative adjustment to equity. Upon adoption at January 1, 2007, we had no unrecognized tax benefits.

The company is included in the consolidated federal income tax return for The PNC Financial Services Group, Inc. These consolidated returns through 2003 have been audited by the Internal Revenue Service and all disputed matters have been resolved through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

Northern Funds Distributors, LLC
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements (continued)

December 31, 2007

5. Related Party Transactions

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2007, these allocations totaled $187,605, which are included in "Allocated support services" and "Professional and other services" in the statement of income. At December 31, 2007, amounts payable to the Parent totaled $18,060, which is included in "Intercompany payables" on the statement of financial condition.

The deferred tax asset of $25, recorded on the statement of financial condition, will result in an intercompany receivable. The income taxes payable of $1,214, as recorded on the statement of financial condition, is an intercompany payable. For the year ended December 31, 2007, income tax payments of $25,000 were made to the Corp. and Trust Co. and income tax refunds of $3,000 were received from the Corp. and Trust Co.

The Board of Members of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2007, the Board members did not receive any remuneration for their services.

6. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts with PNC Bank or money market mutual funds held with an affiliate.

Supplementary Information

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2007

Net Capital:

Member's equity	$	511,224
Deduction for nonallowable assets:		
Accounts receivable		18,494
Prepaid expenses		2,848
Deferred tax asset		25
Net capital before haircuts on securities positions		489,857
Haircuts on securities:		
Investment in money market mutual fund (2% of $507,475)		10,150
Net capital	$	479,707

Aggregate Indebtedness:

Items included on statement of financial condition:

Intercompany payables	$	18,060
Accrued expenses		500
Income taxes payable		1,214
Total aggregate indebtedness	$	19,774

Computation of Basic Net Capital Requirement:

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Net capital in excess of required minimum	$	474,707
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$	477,729
Ratio of aggregate indebtedness to net capital		0.04 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2007, filed by Northern Funds Distributors, LLC in its FOCUS Part IIA Report is not required as the computations are not materially different.

11

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation for Determination of Reserve Requirement and Information
Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2007

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and /or variable life insurance or annuities. At December 31, 2007, the Company held no customer funds and had no required deposit.



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

**Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5**

To Northern Funds Distributors, LLC

In planning and performing our audit of the financial statements of Northern Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

